UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(MARK ONE)

☒   Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2005

OR

☐  Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
      for the Transition Period from ___________ to _____________

Commission file number 1-09100

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GOTTSCHALKS Inc. Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gottschalks Inc.
7 River Park Place East
Fresno, CA 93720
(559) 434-4800

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOTTSCHALKS Inc.
Retirement Savings Plan

Date: June 27, 2006

By /s/ J. Gregory Ambro
Chief Administrative Officer

GOTTSCHALKS Inc.
Retirement Savings Plan
Financial Statements
December 31, 2005 and 2004

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedules
December 31, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
GOTTSCHALKS Inc.
Retirement Savings Plan

We have audited the financial statements of the GOTTSCHALKS Inc. Retirement Savings Plan (the Plan) as of December 31, 2005 and 2004, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By /s/ Mohler, Nixon & Williams
      MOHLER, NIXON & WILLIAMS
      Accountancy Corporation

Campbell, California
May 16, 2006

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004

Assets:
Investments, at fair value	$ 46,720,040	$ 45,192,203
Participant loans	1,621,804	1,210,811

Assets held for investment purposes	48,341,844	46,403,014

Employer's contribution receivable	302,761	296,492

Net assets available for benefits	$ 48,644,605	$ 46,699,506

See notes to financial statements.

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2005	2004

Additions to net assets attributed to:
Investment income:
Dividends and interest	$ 1,396,441	$ 830,901
Net realized and unrealized appreciation (depreciation) in fair value of investments	(13,989)	12,038,560

	1,382,452	12,869,461

Contributions:
Participants'	3,631,700	3,724,112
Employer's	1,108,390	1,077,084

	4,740,090	4,801,196

Total additions	6,122,542	17,670,657

Deductions from net assets attributed to:
Withdrawals and distributions	(3,977,622)	(4,353,158)
Administrative expenses	(199,821)	(179,028)

Total deductions	(4,177,443)	(4,532,186)

Net increase in net assets	1,945,099	13,138,471

Net assets available for benefits:
Beginning of year	46,699,506	33,561,035

End of year	$ 48,644,605	$ 46,699,506

See notes to financial statements.

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

Note 1 - The Plan and its significant accounting policies

General - The following description of the GOTTSCHALKS Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in 1986 by Gottschalks Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan covers all full-time employees of the Company who have a minimum of one year of service with not less than 1,000 hours of service, are age 21 or older and not otherwise covered by a collective bargaining agreement, or a leased employee. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, as amended and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Administration - The Company has appointed the Investment Committee (the Committee) to manage the operation and administration of the Plan. A third-party administrator, appointed by the Committee, processes and maintains the records of participant data. The Company has contracted with The Charles Schwab Trust Company (Charles Schwab) to act as the custodian and trustee. All significant expenses incurred for administering the Plan are paid by the Company, except for loan fees, which are paid by the participants, and an annual management trustee fee, which is paid by the Plan.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Forfeited accounts - Forfeited nonvested accounts at December 31, 2005 and 2004 totaled approximately $600 and $5,100, respectively, and will be used to reduce future employer contributions. Forfeitures utilized to reduce the employer's contribution for the years ended December 31, 2005 and 2004 amounted to approximately $47,000 and $100,000, respectively.

Investments - Investments of the Plan are held by Charles Schwab, and invested based solely upon instructions received from participants for participant directed funds. Participants can direct their employee contributions among any of the investment options. No assurance of actual fund performance can be given. Effective September 16, 2005, employer contributions to the Plan are invested for the participant pro rata in the same funds as the participant holds their salary deferral contributions. Prior to this, employer contributions to the Plan were nonparticipant-directed and invested in the Gottschalks Inc. Common Stock Fund.

The Plan's investments in a common collective trust, strategy portfolio funds, mutual funds and common stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices or as reported by Charles Schwab. Participant loans are valued at cost, which approximates fair value.

Cash and cash equivalents - All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents. These investments are usually held for a short period of time, pending long-term investment.

Income taxes - The Plan has been amended since receiving its latest favorable determination letter dated August 20, 2003. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Reconciliation of financial statements to Form 5500 - The differences between the information reported in the financial statements and the information reported in the Form 5500 arise primarily from presenting the financial statements on the accrual basis of accounting.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan, including Company common stock. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Note 2 - Related party transactions

Certain Plan investments are managed by Charles Schwab, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair market value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

Prior to September 16, 2005, employer contributions were invested in common stock of the Company. In addition, as allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 2005 and 2004 was as follows:

Date	Number of shares	Fair value	Cost
2005	1,732,041	$ 14,601,106	$ 8,024,082
2004	1,882,731	$ 16,737,478	$ 8,261,721

The Gottschalks Inc. Common Stock Fund invests primarily in the Company's common stock. The remainder of the fund is invested in the Schwab Retirement Money Fund to allow for timely handling of exchanges, withdrawals and distributions. Investments in the Retirement Money Fund were $27,784 and $14,265 at December 31, 2005 and 2004, respectively.

Note 3 - Participation and benefits

Participant contributions - Participants may elect to have the Company contribute up to 100% of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction and are allocated to funds in whole percentage increments.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions - The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. The Company's contributions may be made in the form of cash or common stock of the Company (See Note 2). An employee must be employed on the last day of the calendar quarter and have made a contribution to the Plan during the quarter to receive matching contributions. During 2005 and 2004, the Company made discretionary matching contributions on a quarterly basis of up to 3% of a participants' quarterly eligible compensation. The Company's actual contribution is reduced by available forfeitures, if any, during the Plan year.

Vesting - Participants are immediately vested in their contributions. Participants vest ratably and are fully vested in the employer's discretionary matching contributions allocated to their account after four years of credited service, after age 65 or because of disability or death.

Participant accounts - Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution, if any. Allocation of the Company's contribution is based on participant contributions or eligible compensation, as defined in the Plan.

Payment of benefits - Upon termination, the participants or beneficiaries will receive their total benefits in a lump sum amount in cash, or for any portion of the account that is invested in employer stock only, in cash or employer stock, equal to the value of the participant's vested interest in their account. The Plan allows for automatic lump sum distribution of participant vested account balances that do not exceed $1,000.

Loans to participants - The Plan allows participants to borrow not less than $500 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant's vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be longer. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2005 carry interest rates ranging from 5% to 10.5%.

Note 4 - Investments

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan's net assets at December 31:

	2005	2004

Schwab S&P 500 Fund	$ 6,557,229	$ 5,882,631
Gottschalks Inc. Common Stock Fund	2,435,787	3,229,707
Gottschalks Inc. Common Stock Fund	12,193,103*	13,522,036*
JPMorgan Core Bond Fund	3,982,050	-
One Group Bond Fund	-	3,676,102
Capital World Growth & Income Fund	2,990,728	2,433,757
Gartmore Morley Stable Value	3,038,294	2,585,685
Other funds individually less than 5% of net assets	17,144,653	15,073,096

	$ 48,341,844	$ 46,403,014

*Nonparticipant-directed

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2005	2004

Strategy Portfolio Funds	$ 207,440	$ 1,259,448
Mutual Funds	399,045	587,516
Gottschalks Inc. Common Stock Fund	(719,900)	10,104,160
Common Collective Trust	99,426	87,436

	$(13,989)	$ 12,038,560

Note 5 - Nonparticipant-directed investments

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed matching accounts is as follows for the years ended December 31:

	2005	2004

Net assets:	$ 12,193,103	$ 13,522,036

	Years ended December 31,
	2005	2004

Changes in net assets:
Contributions	$ 451,835	$ 1,032,907
Net (depreciation) appreciation	(492,779)	8,193,774
Benefits paid to participants	(1,287,989)	(1,022,436)

	$(1,328,933)	$ 8,204,245

Note 6 - Plan termination or modification

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

SUPPLEMENTAL SCHEDULES

GOTTSCHALKS INC. RETIREMENT SAVINGS PLAN	EIN: 77-0159791 PLAN #001
SCHEDULE H, LINE 4i -SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2005
		Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value

		Cash			$ 154,129
*	**	Schwab Retirement Money Fund	Mutual Fund	$ 27,784	27,784
*		Gottschalks Inc. Common Stock Fund	Common Stock		2,435,787
*	**	Gottschalks Inc. Common Stock Fund	Common Stock	6,685,488	12,165,319
		American Beacon Small Cap Value Inst Fund	Mutual Fund		601,938
		Capital World Growth & Income Fund	Mutual Fund		2,990,728
		Dodge & Cox Stock Fund	Mutual Fund		1,711,573
		Dreyfus Midcap Index Fund	Mutual Fund		2,303,463
		JPMorgan Core Bond Fund	Mutual Fund		3,982,050
		Laudus U.S. Small Cap Institutional Fund	Mutual Fund		1,026,480
		Loomis Sayles Bond Fund	Mutual Fund		1,167,596
*		Managers Special Equity Fund	Mutual Fund		1,442,286
		Masters' Select International Fund	Mutual Fund		1,655,984
		PIMCO Foreign Bond Fund	Mutual Fund		1,031,317
		PIMCO High-Yield Fund	Mutual Fund		568,387
		PIMCO Short Term Fund	Mutual Fund		1,184,004
*		Schwab S&P 500 Fund	Mutual Fund		6,557,229
		Tweedy, Browne Global Value Fund	Mutual Fund		990,314
		Wilshire Target Large Co. Growth Investment Fund	Mutual Fund		1,685,378
		Gartmore Morley Stable Value	Common Collective Trust		3,038,294
*		Participant loans	Interest rates ranging from 5% to 10.5%		1,621,804

					$ 48,341,844

*		Parties-in-interest
**		Nonparticipant-directed

GOTTSCHALKS INC. RETIREMENT SAVINGS PLAN	EIN: 77-0159791 PLAN #001
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS YEAR ENDED DECEMBER 31, 2005
Identity of party involved	Description of assets (include rate of interest and maturity in case of a loan)	Purchase price	Selling price	Lease Rental	Expense Incurred With Transaction	Cost of asset	Current value of asset on transaction date	Net gain or (loss)

Gottschalks Inc. Common Stock	Stock	$ 684,066				$ 684,066	$ 684,066

Gottschalks Inc. Common Stock	Stock		$ 2,196,170			$ 2,029,887		$ 166,283